CHINA CHEMICAL CORP.
1, Electric Power Road
Zhou Cun District
Zibo, PR China 255330

March 9, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549
Attention: Chambre Malone, Staff Attorney

Re:	China Chemical Corp. Registration Statement on Form S-3 Filed January 27, 2011 File No. 333-171883

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Chemical Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-3 (File No. 333-171883), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on January 27, 2011.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.  The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Registrant hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at China Chemical Corp., 1, Electric Power Road, Zhou Cun District, Zibo, PR China 255330, with a copy to the Registrant’s counsel, Sichenzia Ross Friedman Ference LLP, Attn: Darrin M. Ocasio, 61 Broadway, 32nd Floor, New York, New York 10006, facsimile number (212) 930-9725.  If you have any questions with respect to this matter, please contact Darrin M. Ocasio of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.  Thank you.

Very truly yours, CHINA CHEMICAL CORP.
By:	/s/ Lu Feng
Lu Feng
Chief Executive Officer